Sub-Item 77K

DREYFUS INVESTMENT FUNDS (formerly, Mellon Institutional Funds Investment Trust)

Changes in Registrant’s Certifying Accountant

     At meetings held on February 9 and 10, 2009, the Audit Committee and the Board of Trustees of the Dreyfus Investment Funds engaged KPMG LLP to replace PricewaterhouseCoopers LLP as the independent registered public accountant to each series of the Dreyfus Investment Funds, effective upon the conclusion of the audits of the 2008 financial statements of the Series. The principal accountant's reports on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, or a qualified, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements (as such term is used in Item 304 of Regulation S-K) with the principal accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.